Mail Stop 4561

June 16, 2006

J. Matt Lile, III
President
Vsurance, Inc.
4845 West Lake Road
Erie, Pennsylvania 16505

Re: **Vsurance, Inc.**
        Amendment No. 3 to Registration Statement on Form SB-2
        Filed May 30, 2006
        File No. 333-132028

Dear Mr. Lile:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us the date that the final subscription agreements were executed in connection with the offering in January and February 2006. In addition, please confirm that no offers or sales were made in connection with the January and February 2006 offering after this registration statement was filed on February 24, 2006.

2.   We note your response to comment no. 2 and the revised disclosure on page 2 that the lender did provide you with the ability to renew the loan for an additional year in lieu of foreclosure provided you pay renewal fees of $1,450,000. Please expand your disclosure throughout the prospectus, including the Summary and Management's Discussion and

Analysis, to clarify even if you raise the minimum amount of the offering, you would not have sufficient funds to pay the renewal fees and Samir Financial will take control of the company and all its assets through foreclosure.

3.   We note your response to comment no. 3 and the revised disclosure that Samir Financial LLC's designees Sara Mirza Trust and Albert Grasso, as principal investors of the funds lent out by Samir Financial LLC, who vote and control these shares on behalf of the lender which represents 35% of the issued and outstanding shares on December 31, 2005. We further note your disclosure that the lender has only agreed to take equity if the loan is paid off by December 14, 2006. As it appears unclear whether the loan will be paid off by December 2006, please tell us why the Samir Financial designees vote and control over these shares now when it is not clear if you will pay off the loan in December 2006 and clarify, here and elsewhere, whether the pay-off amount has been reduced to $3,200,000 as a result of the equity held by Samir Financial LLC's designees.

Risk Factors, page 3

Our officers, directors and key participants currently own 67%..., page 9

4.   We note your response to comment no. 11. Please clarify in the text that the 34% of your outstanding stock that the key participants will hold after the offering assumes that the maximum amount of the offering is sold.

Dilution, page 12

5.   Please update this disclosure based on the most recent financial statements included in the registration statement.

6.   We note your response to comment no. 14 that you have revised the disclosure to discuss the price considerations of the issuance of shares to your directors. We cannot locate the revised disclosure. Please advise or revise. In addition, as the shares issued to directors appear to have been issued at a lower price, they should be included as a separate row in the chart illustrating your pro forma proportionate ownership and the relative amounts paid.

Security Ownership of Certain Beneficial Owners and Management, page 17

7.   We note your response to comment no. 15 and the revised disclosure in the footnote that the number of common shares shown for each shareholder is after converting their preferred stock to common. Please expand your disclosure to state the number and type of preferred stock held for each individual. We refer to Instruction 1 to Item 403 of Regulation S-B.

8.   We note your response and the revised disclosure that Sara Mirza Trust and Albert Grasso act as principal investors of the funds lent out by Samir Financial LLC, who vote and control these shares on behalf of the lender. We continue to believe that you should revise your disclosure to state, if true, that Samir Financial votes and control these shares.

Financial Statements and Notes

General

9.   Please continue to monitor the updating requirements of Rule 310(g) of Regulation S-B.

10.   Please include a note to the interim financial statements to state that in the opinion of management the data reflects all adjustments necessary for a fair statement of results for the interim periods. If all adjustments are of a normal and recurring nature, a statement to that effect should be made. See Instruction 2 to Item 310(b) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-11

11.   We noted that the auditors' report referred to an inception date (i.e., July 26, 2005) that is inconsistent with the financial statements' (i.e., July 20, 2005). Please revise as appropriate to clarify this apparent conflict.

Consolidated Statements of Income, page F-14

12.   We have read your response to comment 24. We note the disclosure in note 6 and elsewhere in the filing that your convertible preferred stock is convertible at the holder's discretion. As a result, conversion is not in your control and your convertible preferred stock does not meet the definition of a contingently issuable share as defined in paragraph 10 of SFAS 128. Please revise your EPS calculation to exclude your convertible preferred stock, and revise note 6 as previously requested in our prior comment 24.

Consolidated Statements of Stockholders' Equity, page F-16

13.   We have read your response to comment 25. We note the disclosure in note 6 and elsewhere in the filing that your convertible preferred stock is convertible at the holder's discretion. Because conversion is not in your control, you cannot conclude that conversion is mandatory and a conversion option does exist. Also, you indicate that your conversion price is based on the proceeds received for the convertible instrument. Please, calculate your effective conversion price in accordance to the guidance outlined in paragraphs 5 – 7 of EITF 00-27. In addition, attach your preferred stock agreements as an exhibit to your registration statement and provide your detailed analysis of EITF 98-5 and 00-27 in determining whether your preferred stock contains a beneficial

conversion feature.   In your response, please reference major terms of the preferred stock agreement and how these terms impacted your analysis.

14.   We have read your responses to comments 26, 27, and 29 and your revision of MD&A in response to these comments.   You indicated that you utilized a capital earnings approach method of determining fair value.   The capital earnings approach was based on a desired specific return on the investor's contribution of cash or services.   The capital earnings approach relates to investment value, which is the value to a particular investor based on individual investment requirements and expectations.   Investment value is not an appropriate basis for determining fair value, as it encompasses benefits expected by a particular buyer of the asset that are different from those available to market participants in general and is inconsistent with fair value as defined by GAAP.   Please revise your valuations of fair value to utilize a more appropriate methodology.

Note 4 – Notes Payable, page F-18

15.   Your support for your accounting of the note payable is not persuasive to us. Please revise the financial statements to account for and report the note payable and related costs in accordance with paragraphs 6 and 16 of APB 21, based on the net proceeds that you received and the total amount payable to the lender. Also, the costs related to the note payable should be amortized by the effective interest method.

Part II. Information Not Required in Prospectus

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

16.   Please include auditors' consent to the use of their report, rather than consent to the inclusion of the financial statements, in the registration statement.

Exhibit 99.1

17.   We note your response to comment no. 32 and have reviewed the revised subscription agreement filed as Exhibit 99.1, and we re-issue the comment. The agreement continues to include numerous references to a private offering, including but not limited to, the following:

- The initial paragraph that states that the offering is being conducted pursuant to an exemption from registration and is limited to "accredited investors;"
- The NASAA and state legends that are applicable to private offerings;
- Section 2.1 that states that all purchasers are accredited investors;
- Section 3.3 that states that the securities issued will contain a restrictive legend;
- Section 4.1(e) that refers to a Private Placement; and,
- The "Purchaser Questionnaire" which was included as part of your private offering in order to assess whether purchasers were accredited investors.

Please note that the above are only a few examples. Please review and revise the *entire* agreement so that it is applicable to the proposed public offering.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Joseph I. Emas (*via facsimile*)